Exhibit (a)(5)(D)
102 South Main Street
Greenville, SC 29601
864.421.1068
The South Financial Group Announces Final Exchange Ratio for its
10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008 Exchange Offer
GREENVILLE, South Carolina — September 17, 2009 — The South Financial Group, Inc. (NASDAQ: TSFG), or TSFG, today announced that it has determined the final exchange ratio in connection with its previously announced offer to exchange shares of its common stock, par value $1.00 per share (the “Common Shares”), for any and all outstanding shares of TSFG’s 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-V, 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-NV, 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-V and 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-NV, each with no par value per share and a liquidation preference of $1,000 per share (the “Preferred Stock”) (the “Exchange Offer”).
In accordance with the terms of the Exchange Offer as set forth in TSFG’s offer to exchange (the “Offer to Exchange”), dated August 20, 2009, and related letter of transmittal (the “Letter of Transmittal”), filed with the Securities and Exchange Commission (the “SEC”) as exhibits to TSFG’s Schedule TO on August 20, 2009, as amended, TSFG determined that the exchange ratio for the Exchange Offer is 230.154 Common Shares for each share of Preferred Stock validly tendered and accepted for exchange. The total number of shares of the Company’s common stock issuable for each share of Preferred Stock accepted for exchange is equal to the sum of (i) 153.846 shares of common stock and (ii) the number of shares of common stock equal to $131.25 divided by $1.72, the arithmetic mean of the daily volume-weighted average per share price of TSFG’s common stock for each trading day in the five consecutive trading day period ending on and including September 16, 2009.
The Exchange Offer will expire at 5:00 p.m., New York City time, on Friday, September 18, 2009, unless extended or earlier terminated by TSFG. Securities that are tendered into the Exchange Offer may be withdrawn at any time prior to this date. To receive the consideration in the Exchange Offer, holders must validly tender and not withdraw their shares of Preferred Stock prior to the expiration date. TSFG will deliver the consideration promptly after the expiration date.
The Exchange Offer is subject to a number of conditions that must be satisfied or waived by TSFG on or prior to the expiration date. The complete terms and conditions of the Exchange Offer are set forth in the Offer to Exchange and Letter of Transmittal that were previously sent to holders of the Preferred Stock. Holders are urged to read the Exchange Offer documents carefully.
This press release is neither an offer to exchange nor a solicitation of an offer to exchange any shares of the Preferred Stock, nor is it a solicitation for acceptance of the Exchange Offer. TSFG is making the Exchange Offer only by, and pursuant to the terms of, a Schedule TO, which includes an Offer to Exchange and the related Letter of Transmittal. Holders of the Preferred Stock are urged to read the Schedule TO, including its exhibits and any amendments because they contain important information. Copies of the Offer to Exchange and Letter of Transmittal may be obtained from The Altman Group, the information agent, at (800) 254-9280. The exchange agent for the Exchange Offer is Registrar & Transfer Company, available at (800) 368-5948. The Schedule TO, Offer to Exchange, Letter of Transmittal and certain other documents related to the Exchange Offer are filed with the SEC and may be obtained for free at the SEC’s website, www.sec.gov.
The Offer to Exchange is being made in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(9) of the Securities Act. None of TSFG or its affiliates, the exchange agent, the information agent, the financial advisor or any person or entity is making any recommendation as to whether or not holders should tender their shares of Preferred Stock in connection with the Exchange Offer.
General Information
The South Financial Group is a bank holding company focused on serving small businesses, middle market companies, and retail customers in the Carolinas and Florida. At June 30, 2009, it had approximately $12.6 billion in total assets and 177 branch offices. TSFG operates Carolina First Bank, which conducts banking operations in North Carolina and South Carolina (as Carolina First Bank), in Florida (as Mercantile Bank), and on the Internet (as Bank CaroLine). At June 30, 2009, approximately 46% of TSFG’s total customer deposits were in South Carolina, 42% were in Florida, and 12% were in North Carolina. Investor information is available at www.thesouthgroup.com.
Forward-Looking Statements
This press release contains certain forward-looking statements, including certain plans, expectations, goals, projections, and statements, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors, many of which are beyond TSFG’s control, including: (1) deterioration in the loan portfolio could be worse than expected due to a number of factors such as the underlying value of the collateral could prove less valuable than otherwise assumed and assumed cash flows may be worse than expected; (2) changes in economic conditions; (3) movements in interest rates; (4) competitive pressures on product pricing and services; (5) success and timing of other business strategies; (6) the nature, extent, and timing of governmental actions and reforms, including existing and potential future restrictions and limitations imposed in connection with the Troubled Asset Relief Program’s voluntary Capital Purchase Plan or otherwise under the Emergency Economic Stabilization Act of 2008; (7) extended disruption of vital infrastructure; and (8) the relative success of the Exchange Offer or other components of the Company’s capital plan. Additional factors that could cause results to differ materially from those described above can be found in The South Financial Group’s Annual Report on Form 10-K for the year ended December 31, 2008, and documents subsequently filed by TSFG with the Securities and Exchange Commission, including the Offer to Exchange. All forward-looking statements included in this release are based on information available at the time of the release. TSFG assumes no obligation to update any forward-looking statement.
CONTACT:
 James R. Gordon, Senior EVP & Chief Financial Officer (864) 552-9050
Mary M. Gentry, EVP — Investor Relations (864) 421-1068